HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
ZACHARY D. HYDEN	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
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JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

13 July 2007

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:

Innova Pure Water, Inc.

Form 10QSB/A#1 for Quarterly Period ended September 30, 2005

Filed March 21, 2007

Form 10-KSB/A#2 for Fiscal Year Ended June 30, 2006

Filed March 14,2007

File No. 000-29746

Attention:  Ryan Rohn and Terence O’Brien

Gentlemen:

I am counsel for Innova Pure Water, Inc., and am in receipt of your letter dated June 22, 2007, regarding the above referenced filings.  The responses to your questions are as follows:

DesertView Management Services

1.

Please provide us with your analysis of the significance tests in accordance with Item 310(c)(2) of Regulation S-B for your acquisition of DesertView Management Services, Inc.

RESPONSE:  The Company is working with their auditors, Turner, Stone & Company (“Auditors”), to complete this analysis, based on their latest understanding of your requirements.  The Company expects to provide to the Auditors all of the remaining documents they have requested from the Company files for the purpose of documenting this evaluation by Monday, July 16, 2007.  The Auditors have indicated to the Company that they will require no more than one week to complete the analysis.  Consequently, the Company expects to be able to provide this analysis to you by July 25, 2007.

Form 10QSB/A#1 for the Quarterly Period ended September 30, 2005

Exhibits 31.1, 31.2 & 32

2.

Please note that your Section 302 certifications that should be filed as Exhibits 31.1 and 31.2, as well as the written statements that should be filed as Exhibit 32 have been filed as correspondence files.  Please ensure that all future certifications are filed as exhibits.

RESPONSE:  The Company has brought this to the attention of the firm responsible for their filings.  The Company will ensure that all Section 302 certifications are filed in the future as exhibits, and not as correspondence files.

Form 10-KSB/A#2 for the Fiscal Year ended June 30, 2006

Restatement of Financial Statements for the Fiscal Year Ended June 30, 2006

3.

We note that you have revised your statements of cash flows in response to our prior comment 8 and reclassified the amortization of capitalized software costs in response to our prior comment 9.  Please revise your Form 10-KSB for the fiscal year ended June 30, 2006 to appropriately address the following:

an explanatory paragraph in the reissued audit opinion,

full compliance with SFAS 154, paragraphs 25 and 26,

updated Item 9A. disclosures should include the following:

a discussion of the restatement and the facts and circumstances surrounding it,

changes to internal controls over financial reporting, and

anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature updated certifications

Refer to Items 307 and 308 of Regulation S-B.

RESPONSE:  The Company understands your requirements in regard to Form 10-KSB/A#2 for June 30, 2006.  The Company is working with the Auditors to revise the opinion letter as requested, and will include the revised opinion letter, along with the requested disclosures, in Form 10-KSB/A#3, along with updated certifications as requested, no later than July 25, 2007.

The foregoing information is deemed to be Company’s complete response to your inquiries of June 22, 2007.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

/s/  John Heskett

______________________________

John Heskett

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